SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2015.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. Dollars)

(Unaudited)

As at

	June 30, 2015	December 31, 2014

ASSETS

Current
Cash and cash equivalents (Note 3)	$ 9,379,583	$ 1,529,457
Accounts receivable, net of allowance for doubtful accounts of $57,582 (2014 - $57,582)	3,410,642	523,793
HST receivable	37,118	17,026
Marketable securities	-	26
Deposits and prepaid expenses	289,169	75,661

	13,116,512	2,145,963

Equipment (Note 5)	57,206	18,756
Intangible assets (Note 6)	384,420	341,665
Unallocated Purchase Price – Swiss Post Ireland (Note 10)	913,693	-
Unallocated Purchase Price – Hip Digital (Note 11)	6,952,843	-

	$ 21,424,674	$ 2,506,384

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Deferred revenue (Note 2)	$ 2,300,850	$ 548,200
Accounts payable and accrued liabilities	1,606,447	313,776
Due to related parties (Note 7)	288,205	399,578
Due to Swiss Post (Note 10)	899,138	-

	5,094,640	1,261,554

Acquisition Consideration payable in equity (Note 11)	4,312,482	-
Derivative liability (Note 8)	129,168	1,613,526

	9,536,290	2,875,080

Shareholders’ equity (deficiency)
Common shares (Note 9)	12,500,528	3,510,527
Warrants (Note 9)	421,796	421,796
Contributed surplus	2,466,105	681,600
Deficit	(3,240,294)	(4,766,618)
Accumulated other comprehensive loss	(259,751)	(216,001)

	11,888,384	(368,696)

	$ 21,424,674	$ 2,506,384

Subsequent events (Note 15)

Approved and authorized by the Board of Directors on August 31, 2015.

“Atul Sabharwal”	Director	“Ritesh Bhavnani”	Director
Atul Sabharwal		Ritesh Bhavnani

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. Dollars)

(Unaudited)

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014

REVENUE	$ 2,709,288	$ 413,358	$ 6,415,088	$ 762,440

EXPENSES
Salaries and compensation (Note 7)	1,330,887	364,408	2,057,365	719,495
General and administrative	244,848	33,136	389,391	61,995
Campaign infrastructure	295,868	104,896	3,854,515	138,130
Software development	37,570	31,430	76,105	58,254
Professional fees	265,047	6,164	355,861	36,587
Marketing and investor relations	68,317	7,161	108,189	27,964
Travel	158,264	21,638	209,528	37,216
Amortization of intangibles (Note 6)	28,839	16,532	52,917	31,011
Depreciation of equipment (Note 5)	3,582	1,348	5,876	2,607
Stock-based compensation (Note 9)	355,062	31,927	617,234	40,768

	2,788,284	618,640	7,726,981	1,154,027

Net income (loss) before interest income, foreign exchange, loss on marketable securities, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(78,996)	(205,282)	(1,311,893)	(391,587)

Interest income, foreign exchange, loss on marketable securities, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Interest income	22,994	451	38,534	1,216
Foreign exchange loss	(36,073)	(81,299)	(36,073)	(9,521)
Loss on marketable securities	-	-	(24)	-
Change in fair value of derivative liability (Note 8)	65,161	-	1,484,358	210,092
Change in fair value of acquisition consideration payable in equity (Note 11)	1,351,422	(112,364)	1,351,422	-

Net income (loss) for the period	1,324,508	(398,494)	1,526,324	(189,800)

OTHER COMPREHENSIVE LOSS
Cumulative translation adjustment	195,941	85,603	(43,750)	8,684

Comprehensive income (loss) for the period	$ 1,520,449	$ (312,891)	$ 1,482,574	$ (181,116)

Basic income (loss) per common share	$ 0.01	$ (0.01)	$ 0.02	$ (0.00)
Weighted average number of common shares outstanding	100,675,586	58,802,638	93,650,332	57,995,732

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

(Unaudited)

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$1,526,324	$(189,800)
Items not involving cash:
Amortization of intangibles	52,917	31,011
Depreciation of equipment	5,876	2,607
Stock-based compensation	617,234	40,768
Change in fair value of derivative liability	(1,484,358)	(210,092)
Change in fair value of acquisition consideration
payable in equity	(1,351,422)	-
Changes in non-cash working capital items:
Accounts receivable	(2,886,849)	(150,884)
HST receivable	(20,092)	(3,002)
Deposits and prepaid expenses	(213,508)	12,210
Deferred revenue	1,752,650	-
Accounts payable and accrued liabilities	1,292,671	112,463
Due to related parties	(111,373)	8,367
Due to Swiss Post	899,138	-

Net cash flows used in operating activities	79,208	(346,352)

CASH FLOWS FROM INVESTING ACTIVITIES
Marketable securities	26	1
Additions to equipment	(44,326)	(3,390)
Additions to intangible assets	(95,672)	(77,052)
Business acquisition of Swiss Post Ireland,
net of assets acquired (Note 10)	(913,693)	-
Business acquisition of Hip Digital, net of liabilities
acquired (Note 11)	(1,288,939)	-

Net cash flows used in investing activities	(2,342,604)	(80,441)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	9,891,982	573,469
Share issuance costs	(941,158)	(40,338)
Proceeds from warrants exercised	1,175,525	-
Proceeds from options exercised	30,923	-
Proceeds from share subscriptions	-	(17,159)

Net cash flows provided by financing activities	10,157,272	515,972

Effect of exchange rate changes	(43,750)	8,684

Change in cash for the period	7,850,126	97,863

Cash and cash equivalents, beginning of period	1,529,457	213,046

Cash and cash equivalents, end of period	$ 9,379,583	$ 310,909

Supplemental disclosure regarding cash flows (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

(Expressed in U.S. Dollars)

(Unaudited)

	Common Shares	Amount	Share Subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity (Deficiency)
Balance, December 31, 2013	52,452,638	$ 1,897,817	$ 17,159	$ 534,153	$ 329,040	$ (142,651)	$ (2,201,752)	$ 433,766
Share subscriptions	-	-	(17,159)	-	-	-	-	(17,159)
Private placement shares issued	6,350,000	573,469	-	-	-	-	-	573,469
Fair value of derivative liability
on 3,175,000 Financing warrants	-	(408,033)	-	-	-	-	-	(408,033)
Financing issuance costs	-	(40,338)	-	-	-	-	-	(40,338)
Warrants expired	-	-	-	(112,357)	112,357	-	-	-
Private placement shares issued	10,400,000	1,450,020	-	-	-	-	-	1,450,020
Financing issuance costs	-	(119,086)	-	-	-	-	-	(119,086)
Fair value of 792,000 finder’s unit options	-	(80,264)	-	-	80,264	-	-	-
Stock options exercised	100,000	9,314	-	-	-	-	-	9,314
Warrants exercised	625,000	227,628	-	-	-	-	-	227,628
Stock-based compensation	-	-	-	-	159,939	-	-	159,939
Cumulative translation adjustment	-	-	-	-	-	(73,350)	-	(73,350)
Net loss for the period	-	-	-	-	-	-	(2,564,866)	(2,564,866)
Balance, December 31, 2014	69,927,638	$ 3,510,527	$ -	$ 421,796	$ 681,600	$ (216,001)	$ (4,766,618)	$ (368,696)
Private placement shares issued	22,322,727	9,891,982	-	-	-	-	-	9,891,982
Financing issuance costs	-	(941,158)	-	-	-	-	-	(941,158)
Fair value of broker unit options	-	(751,489)	-	-	751,489	-	-	-
Fair value of corporate advisory fee units	661,591	(415,782)	-	-	415,782	-	-	-
Stock options exercised	313,500	30,923	-	-	-	-	-	30,923
Warrants exercised	7,552,800	1,175,525	-	-	-	-	-	1,175,525
Stock-based compensation	-	-	-	-	617,234	-	-	617,234
Cumulative translation adjustment	-	-	-	-	-	(43,750)	-	(43,750)
Net income for the period	-	-	-	-	-	-	1,526,324	1,526,324
Balance, June 30, 2015	100,778,256	$ 12,500,528	$ -	$ 421,796	$ 2,466,105	$ (259,751)	$ (3,240,294)	$ 11,888,384

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

1.

NATURE AND CONTINUANCE OF OPERATIONS

Snipp Interactive Inc. (the “Company” or “Snipp”) (formerly Alya Ventures Ltd.) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and was classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX-V”) Policy 2.4. The principal business of the Company was to negotiate an acquisition or participation in a business subject to acceptance by regulatory authorities and, in certain cases, shareholder approval (the “Qualifying Transaction”).

On March 1, 2012, the Company completed its Qualifying Transaction (the “Transaction”) with Consumer Impulse, Inc. (“Consumer Impulse”) and a concurrent financing whereby the Company acquired all of the issued and outstanding securities of Consumer Impulse in exchange for the issuance of securities of the Company. For accounting purposes, this share exchange is treated as a reverse takeover with Consumer Impulse being the accounting acquirer and the go-forward financial statements reflect Consumer Impulse’s history from its inception on March 30, 2007 (Note 14).

Consumer Impulse was incorporated under the laws of the State of Delaware on March 30, 2007 and its business is to provide a full suite of mobile marketing, rebates and loyalty solutions in the US, Canada and internationally. The business of Consumer Impulse has become the business of the Company. During fiscal 2013, Consumer Impulse changed its name to Snipp Interactive Inc.

On February 5, 2015, the Company completed the acquisition of Swiss Post Solutions Ireland Limited ("Swiss Post Ireland") and acquired all of the issued and outstanding shares of Swiss Post Ireland, as per the share purchase agreement (the "Purchase Agreement") with Post CH Ltd. ("Swiss Post") dated January 2, 2015 (Note 10).

On June 10, 2015, the Company completed the acquisition of Hip Digital Media Inc. ("Hip Digital") and acquired all of the issued and outstanding shares of Hip Digital, pursuant to the terms of the merger agreement dated May 31, 2015, as amended on June 8, 2015 (collectively, the “Merger Agreement”) (Note 11).

Unless otherwise indicated in these consolidated financial statements, references to “$” are to U.S. dollars, and references to “C$” are to Canadian dollars.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

During the six months ended June 30, 2015, the Company recognized net income of $1,526,324 and received cash of $79,208 in operating activities. During the six months ended June 30, 2015, the Company recognized net loss before interest income, foreign exchange, loss on marketable securities, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity, of $1,311,893. At June 30, 2015, the Company had working capital of $8,021,872 and a deficit of $3,240,294

The registered address, head office, principal address and records office of the Company are located at 6708 Tulip Hill Terrace, Bethesda, Maryland, 20816.

The consolidated financial statements were authorized for issuance by the Board of Directors on August 31, 2015.

2.

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim consolidated financial statements do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2014 as filed on SEDAR at www.sedar.com.

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Basis of presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA on March 30, 2007, Snipp Canada Inc., which was incorporated in Canada on June 17, 2009, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited) (Note 10), which was incorporated in Ireland and Hip Digital Media Inc. (Note 10), which was incorporated in Delaware, USA. All material inter-company balances and transactions have been eliminated.

Equipment

Equipment are recorded at cost and depreciated over their estimated useful lives as follows:

Office equipment	5 years	Straight-line
Computer equipment	5 years	Straight-line

Intangible assets

Software platform

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•

It is technically feasible to complete the software product so that it will be available for use;

•

Management intends to complete the software product and use or sell it;

•

There is an ability to use or sell the software product;

•

It can be demonstrated how the software product will generate probable future economic benefits;

•

Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•

The expenditure attributable to the software product during its development can be reliably measured.

Costs that qualify for capitalization include both internal and external costs. These costs are amortized over their expected useful lives estimated at 5 years. Residual values are reviewed at the end of each reporting period and adjusted if appropriate.

Use of estimates

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Use of estimates (cont’d…)

i)

The recoverability of accounts receivable that are included in the consolidated statements of financial position based on historical collection of receivables.

ii)

The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model (Note 9).

iii)

The carrying value of intangible assets (capitalized software development) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the intangible asset (Note 6).

iv)

The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of Financing warrants, as defined and described in Note 9, utilizes estimates made by management in determining the appropriate input variables in the Black-Scholes valuation model as disclosed in Note 8.

vi)

The estimates used in determining the fair value for the Hip Digital acquisition consideration payable in equity, which is composed of valuations of Performance Shares and Advisor shares, as defined and described in Note 11, utilizes estimates made by management.

Revenue recognition

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. Revenue is recognized in the period in which the services are rendered to the customer and collection is reasonably assured. Cash received in advance of services performed and the issuance of contractual invoices in advance of services performed is recorded as deferred revenue.

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple items such as campaign development, campaign management and rewards, which are delivered at varying times. In these cases, the Company treats the delivered items as separate units of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all deliverables using its best estimate of their relative fair value, since vendor-specific objective or third-party evidence of the selling price is generally unavailable. It then recognizes revenue on the different deliverables in accordance with the policies set out above.

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income. Current  tax  is  recognized  and  measured  at  the  amount  expected  to  be  recovered  from  or  payable  to  the  taxation authorities  based  on  the  income  tax  rates  enacted  or  substantively  enacted  at  the  end  of  the  reporting period  and includes any adjustment to taxes payable in respect of previous years. Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated  financial  statements  and  the  corresponding  tax  bases  used  in  the  computation  of  taxable  earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or in equity depending on the item to which the adjustment relates. Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currencies

IFRS requires that the functional currency of each entity in the consolidated group be determined separately and that each entity’s financial results and position should be measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian Dollar, the functional currency of the legal subsidiary, Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), is the U.S. Dollar, the functional currency of its subsidiary, Snipp Canada Inc., is the Canadian Dollar, the functional currency of its subsidiary, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), is the European Euro and the functional currency of its subsidiary, Hip Digital Media Inc., is the U.S. Dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

The presentation currency of the Company’s condensed interim consolidated financial statements is the U.S. dollar (“$”). Under IFRS, when the Company translates the financial statements of entities from their functional currency to the presentation currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period. Share capital, warrants, equity reserves, other comprehensive income, and deficit are translated into U.S. dollars at historical exchange rates. Revenues and expenses are translated into U.S. dollars at the average exchange rate for the period. Foreign exchange gains and losses on translation are included in other comprehensive income. Within each entity, transactions denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the dates of the transactions, and monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the end of the reporting period.   Gains and losses arising on settlement of foreign currency denominated transactions or balances are included in profit or loss.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized in other comprehensive income or loss. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments (cont’d…)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

The Company has classified its cash and cash equivalents, marketable securities and derivative liability at fair value through profit or loss. The Company’s accounts receivable, and HST receivable, are classified as loans and receivables. The Company’s due to related parties and accounts payable and accrued liabilities are classified as other financial liabilities.

Disclosures are also required on the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

See Note 12 for relevant disclosures.

Warrants

The Company generally has two types of warrants: Transaction Warrants, which were issued as a result of Company’s Qualifying Transaction on March 1, 2012; and, Financing Warrants, which are issued as a result of the various private placements completed by the Company.

When such warrants have an exercise price denominated in a different currency than the functional currency of the Company these warrants are recorded at their fair value as a derivative liability and classified as fair value through profit or loss. Specifically, if the exercise price of a Financing Warrant is denominated in Canadian dollars the warrants recorded at their fair value and are classified as a derivative liability with the residual amount of the proceeds being allocated to the common shares. Where the exercise price is in the functional currency, the related warrants are not separated from the equity units, the proceeds from which are recorded to the common shares.

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at the end of each reporting period to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between the asset’s carrying value and its fair value. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at the end of each reporting period for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.  In calculating the diluted loss per share, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Share-based payments

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock based on their fair value over the period of vesting using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. The effective date of IFRS 9 is January 1, 2018. The Company intends to adopt the standard on its effective date and has not yet evaluated the impact on the consolidated financial statements.

In  May  2014,  the  IASB  issued  IFRS  15,  Revenue  from  Contracts  with  Customers  ("IFRS  15").  IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e.  service  revenue  and  contract  modifications)  and  improve  guidance  for  multiple-element  arrangements.  Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

3.

CASH AND CASH EQUIVALENTS

	June 30, 2015	December 31, 2014

Cash on deposit	$ 1,213,463	$ 729,521
Cashable Guaranteed Investment Certificates	8,166,120	799,936

Total	$ 9,379,583	$ 1,529,457

As at June 30, 2015 the Company held C$10,200,000 in Cashable Guaranteed Investment Certificates (GICs) with an interest rate of prime minus 1.95%. These GICs can be cashed at any time without any restrictions or penalties.

4.

SEGMENTED INFORMATION

Geographic information

The Company has one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014

United States	$ 2,100,985	$ 391,884	$ 5,652,635	$ 705,167
Ireland	384,358	-	527,899	-
International	223,945	21,474	234,554	57,273

Total	$ 2,709,288	$ 413,358	$ 6,415,088	$ 762,440

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

5.

EQUIPMENT

June 30, 2015

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Office Equipment	$ 7,597	$ 3,222	$ -	$ 10,819	$ 4,250	$ 1,012	$ 5,262	$ 5,557
Computer Equipment	25,076	41,104	-	66,180	9,667	5,864	14,531	51,649

	$ 32,673	$ 44,326	$ -	$ 76,999	$ 13,917	$ 5,876	$ 19,793	$ 57,206

December 31, 2014

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated depreciation	Depreciation during the year	Closing depreciation balance	Net book value

Office Equipment	$ 7,597	$ -	$ -	$ 7,597	$ 2,726	$ 1,524	$ 4,250	$ 3,347
Computer Equipment	16,875	8,201	-	25.076	5,548	4,119	9,667	15,409

	$ 24,472	$ 8,201	$ -	$ 32,673	$ 8,274	$ 5,643	$ 13,917	$ 18,756

6.

INTANGIBLE ASSETS

June 30, 2015

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated amortization	Amortization during the year	Closing amortization balance	Net book value

Software platform	$ 469,910	$ 95,672	$ -	$ 565,582	$ 128,245	$ 52,917	$ 181,162	$ 384,420

	$ 469,910	$ 95,672	$ -	$ 565,582	$ 128,245	$ 52,917	$ 181,162	$ 384,420

December 31, 2014

	Opening cost balance	Additions	Disposals	Closing cost balance	Opening accumulated amortization	Amortization during the year	Closing amortization balance	Net book value

Software platform	$ 269,605	$ 200,305	$ -	$ 469,910	$ 56,726	$ 71,519	$ 128,245	$ 341,665

	$ 269,605	$ 200,305	$ -	$ 469,910	$ 56,726	$ 71,519	$ 128,245	$ 341,665

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

7.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere included in expenses for the three months ended June 30, 2015, and 2014 are salaries and compensation of $331,534 and $144,506, respectively, charged by officers, directors and key management personnel of the Company. Related party transactions not disclosed elsewhere included in expenses for the six months ended June 30, 2015, and 2014 are salaries and compensation of $614,462 and $388,911, respectively, charged by officers, directors and key management personnel of the Company. At June 30, 2015, $115,261 (2014 – $136,677) was due to a director and employee, $82,943 (2014 – $120,641) was due to an officer and director, $16,596 (2014 – $37,368) was due to an officer, $14,878 (2014 – $60,711) was due to an officer, $18,821 (2014 – $26,125) was due to an officer, $7,000 (2014 - $nil) was due to a director, $7,000 (2014 - $nil) was due to a director, $7,000 (2014 - $nil) was due to a director and $18,706 (2014 – $18,056) was due to an officer. The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

8.

DERIVATIVE LIABILITY

The derivative liability is a NON-CASH liability that is not associated with any form of debt or convertible instrument. The derivative liability represents the Black-Scholes valuation of the Company’s Financing warrants that are subject to currency fluctuation as the exercise price of the Company’s Financing warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S. dollar. This results in the warrants being considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. The fair value of this derivative liability fluctuates from period to period based on fluctuations in the share price, changing Black-Scholes inputs and changes in foreign exchange rates. These fair value changes are recognized through profit and loss.

	Financing warrants	Total

Balance, December 31, 2013	61,077	61,077
Fair value of warrants issued	408,033	408,033
Warrants exercised	(138,069)	(138,069)
Change in fair value	1,282,485	1,282,485
Balance, December 31, 2014	1,613,526	1,613,526
Change in fair value	(1,484,358)	(1,484,358)
Balance, June 30, 2015	$129,168	$129,168

The following assumptions were used for the Black-Scholes derivative liability valuation of the Financing warrants at June 30, 2015:

	Financing warrants (1)	Financing warrants (2)
Risk-free interest rate	0.50%	0.50%
Expected life of warrants	0.68 years	0.82 years
Annualized volatility	125%	125%
Dividend rate	0.00%	0.00%

(1) 1,200,000 financing warrants issued on December 6, 2013

(2) 3,175,000 financing warrants issued on January 24, 2014

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

9.

CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value, issuable in series:

Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

Share issuances

On January 24, 2014, the Company completed its second tranche of a non-brokered private placement financing of 6,350,000 units with a subscription price of C$0.10 per unit, for gross proceeds of $573,469 (C$635,000). Each unit consisted of one common share and one half-share financing warrant entitling the holder of each whole warrant to purchase one common share of the Company at an exercise price of C$0.15 per share within two years of the date of distribution. The Company paid finder’s fees of $36,124 (C$40,000) and filing fees of $4,214 for the second tranche.

On July 14, 2014, the Company completed a non-brokered private placement financing of 10,400,000 units with a subscription price of C$0.15 per unit, for gross proceeds of $1,450,020 (C$1,560,000). Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a period of three years from the date of distribution. The Company paid finder's fees of $110,425 (C$118,800) and filing fees of $8,661 (C$9,318) in cash and issued 792,000 finder’s options valued at $80,264 using the Black-Scholes model in connection with this financing. Each finder’s option entitles the holder to purchase one unit at an exercise price of C$0.15 for a period of three years from the date of distribution. Each finder’s unit will consist of one common share and one warrant, with each warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a period of three years from the date of distribution.

On February 4, 2015, the Company closed a bought deal private placement financing (the "Underwritten Offering"). The Underwritten Offering was comprised of 22,322,727 units ("Units") at a price of C$0.55 per Unit for gross proceeds of $9,891,982 (C$12,277,500), which includes the full exercise by the underwriters of the over-allotment option (the "Over-Allotment Option"). Due to strong market demand, the size of the Over-Allotment Option was increased from C$4 million to C$4,275,000, being comprised of a total of 7,772,727 Units. Each Unit consists of one common share in the Company ("Share") and one half of one share purchase warrant ("Warrant"). Each whole Warrant is exercisable for one Share at an exercise price of US$0.63 per Share for a period of 24 months after the closing date. The expiry date of the Warrants may be accelerated at the option of the Company if the closing trading price of the Shares is equal to or greater than C$1.20 for a period of 20 consecutive trading days. A syndicate of underwriters led by Canaccord Genuity Corp. ("Canaccord") and including Clarus Securities Inc. (collectively with Canaccord, the "Underwriters"), acted as underwriters in connection with the Underwritten Offering. First Republic Capital Corporation ("First Republic") also participated as a member of the selling group. The Underwriters received a commission equal to 8% of the gross proceeds of the Underwritten Offering paid in cash $791,359 (C$982,200). As additional consideration for their services, the Underwriters and First Republic were issued an aggregate of 1,785,818 broker unit options (each a "Broker Unit Option") valued at $751,489 (C$943,015) using the Black-Scholes model. Each Broker Unit Option entitles the holder to acquire Units on the same terms as the Units in the Underwritten Offering for a period of 2 years from the closing date. In addition, the Company issued to Canaccord 661,591 Units as a corporate finance advisory fee valued at $415,782 (C$521,749). The Company also paid legal fees of $118,958 (C$147,644) and filing fees of $30,841 (C$38,279) associated with the Underwritten Offering included in financing issue costs.

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

9.

CAPITAL STOCK (cont’d…)

Stock options

On June 1, 2015, disinterested shareholders approved and the Company adopted a new fixed number incentive stock option plan (the “2015 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2015 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 20,142,251 shares, being 20% of the Company’s issued and outstanding shares as at April 27, 2015. Such Options will be exercisable for a period of up to 10 years from the date of grant.  Vesting terms are determined at the time of grant by the Committee. As per the TSX-V, 6,188,688 transaction warrants that were issued on closing of the Company’s Qualifying Transaction on March 1, 2012, have been treated akin to stock options and are included with the Company’s outstanding stock options for the purposes of being subject to the prescribed limit of the Company’s Option Plan.

In the six months ended June 30, 2015, the Company recognized stock based compensation expense of $617,234 corresponding to the vesting of 3,825,000 stock options that were granted during the year ended December 31, 2014 and 3,305,000 stock options that were granted during the period ended June 30, 2015. The 3,305,000 options granted will be vested in future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in the period ended June 30, 2015 (Risk-free interest rate: 0.62% - 0.86%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

In fiscal 2014, the Company recognized stock based compensation expense of $159,939 corresponding to 3,825,000 stock options that were granted during the year ended December 31, 2014. Of the 3,825,000 options granted, 700,000 were fully vested and 3,125,000 will be vested in future periods. The following assumptions were used for the Black-Scholes valuation of these options granted in fiscal 2014 (Risk-free interest rate: 1.21% - 1.52%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

Stock option activity is presented below:

	Number of Options	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013	3,479,500	0.13

Exercised	(100,000)	0.10
Granted	3,825,000	0.42

Outstanding, December 31, 2014	7,204,500	0.29

Exercised	(313,500)	0.12
Cancelled	(455,000)	0.41
Granted	3,305,000	0.66

Outstanding, June 30, 2015	9,741,000	0.42

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

9.

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

As at June 30, 2015, the following Options are outstanding and exercisable:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date
211,000	211,000	$0.10	August 25, 2015
780,000	520,000	$0.19	August 27, 2017
100,000	100,000	$0.10	February 15, 2018
650,000	650,000	$0.10	February 25, 2018
100,000	100,000	$0.10	July 15, 2018
1,250,000	1,250,000	$0.12	December 18, 2018
200,000	200,000	$0.105	April 10, 2019
100,000	100,000	$0.10	April 20, 2019
50,000	50,000	$0.185	August 11, 2019
100,000	100,000	$0.185	August 11, 2019
100,000	25,000	$0.25	September 10, 2019
500,000	-	$0.34	November 6, 2019
200,000	200,000	$0.34	November 6, 2019
175,000	-	$0.33	November 26, 2019
2,000,000	-	$0.55	December 29, 2019
250,000	-	$0.65	January 27, 2020
1,220,000	-	$0.68	February 9, 2020
755,000	-	$0.65	March 26, 2020
1,000,000	-	$0.64	June 14, 2020
9,741,000	3,506,000

Warrants

	Equity Classification		Liability Classification
	Number	Weighted Average	Number	Weighted Average
	of Shares	Exercise Price	of Shares	Exercise Price

Outstanding, December 31, 2013	7,522,021	$0.15	14,533,333	C$0.25

Issued – Financing warrants	-	-	3,175,000	C$0.15
Expired - Brokers warrants	(1,333,333)	C$0.25
Expired – Financing warrants	-	-	(13,333,333)	C$0.25
Issued – Financing warrants	10,400,000	$0.20	-	-
Exercised – Financing warrants	(120,000)	$0.20	-	-
Exercised – Financing warrants	-	-	(505,000)	C$0.15

Outstanding, December 31, 2014	16,468,688	$0.19	3,870,000	C$0.17

Issued – Finder’s unit warrants	766,800	$0.20	-	-
Issued – Financing warrants	11,161,363	$0.63	-	-
Issued – Financing advisory warrants	330,795	$0.63	-	-
Exercised – Finder’s unit warrants	(439,000)	$0.20	-	-
Exercised – Financing warrants	(2,880,000)	$0.20	-	-
Exercised – Financing warrants	-	-	(3,467,000)	C$0.15

Outstanding, June 30, 2015	25,408,646	$0.37	403,000	C$0.17

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

9.

CAPITAL STOCK (cont’d…)

Warrants (cont’d…)

As at June 30, 2015 the following Warrants are outstanding:

Number of Common Shares Issuable
	Weighted Average Exercise Price	Expiry Date
6,188,688	$0.13	March 1, 2017
-	C$0.15	December 6, 2015
403,000	C$0.15	January 24, 2016
7,400,000	$0.20	July 24, 2017
327,800	$0.20	July 24, 2017
11,161,363	$0.63	February 4, 2017
330,795	$0.63	February 4, 2017
25,811,646	$0.37

The following assumptions were used for the Black-Scholes valuation of the Warrants issued during the years ended December 31, 2014:

Risk-free interest rate	1.00%
Expected life of warrants	0.93 - 1.07 years
Annualized volatility	125%
Dividend rate	0.00%

Finder’s Unit Options

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013	-	-

Issued	792,000	0.15

Outstanding, December 31, 2014	792,000	0.15

Exercised	(766,800)	0.15

Outstanding, June 30, 2015	25,200	0.15

Each Finder’s Unit Option entitles the holder to purchase one unit (“Finder’s Unit”) at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit will consist of one common share and one share purchase warrant (“Finder’s Unit Warrant”), with each Finder’s Unit Warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

The following assumptions were used for the Black-Scholes valuation of the Finder’s Unit Options issued during the year ended December 31, 2014:

Risk-free interest rate	1.42%
Expected life of warrants	3.0 years
Annualized volatility	125%
Dividend rate	0.00%

As at June 30, 2015 the following Finder’s Unit Options are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
792,000	C$0.15	July 14, 2017

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

9.

CAPITAL STOCK (cont’d…)

Broker Unit Options

	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2013 and December 31, 2014	-	-

Issued	1,785,818	0.55

Outstanding, June 30, 2015	1,785,818	0.55

Each Broker’s Unit Option entitles the holder to purchase one unit (“Broker Unit”) at an exercise price of C$0.55 until February 4, 2017. Each Broker’s Unit will consist of one common share and one half of one share purchase warrant (“Broker Unit Warrant”), with each whole share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.63 until February 4, 2017.

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

10.

ACQUISITION OF SWISS POST IRELAND

On February 5, 2015, the Company completed the acquisition of Swiss Post Solutions Ireland Limited ("Swiss Post Ireland") and acquired (the "Acquisition") all of the issued and outstanding shares of Swiss Post Ireland, as per the share purchase agreement (the "Purchase Agreement") with Post CH Ltd. ("Swiss Post") dated January 2, 2015. The Acquisition is expected to contribute upwards of $1,500,000 in revenue for fiscal 2015 and generate positive net income. On closing the Company made a payment of CHF 240,840 and will be making an additional payment based on actual 2015 revenue earned from Swiss Post Ireland. The maximum additional payment will be up to CHF 841,700 if 2015 revenue earned from Swiss Post Ireland reaches or exceeds EUR 1,195,000. If 2015 revenue from Swiss Post Ireland is below EUR 1,195,000, the additional payment will be adjusted proportionately downwards. The CHF 841,700 maximum payment is reflected as a current liability valued in U.S. dollars based on the exchange rate at the end of each reporting period. Swiss Post Solutions ("SPS"), a subsidiary of Swiss Post, manages paper-based business processes with document processing solutions for its business customers, and provides support for the transition from the physical to the digital world. Swiss Post Ireland is SPS's Customer Loyalty Management (CLM) business unit based in Ireland, Europe. Swiss Post Ireland's Catalyst CLM platform is a multi-currency, multi-lingual, cloud-based platform which offers real-time benefits and rewards management, an advanced analytics platform for both reporting and predicting consumer behavior which has sophisticated capabilities for integrating into enterprise customer database and billing systems. Current customers of Swiss Post Ireland's Catalyst CLM solution include a leading fashion retailer, a major shoe retailer and a chain of petrol station forecourt stores. The platform has been successfully implemented across hundreds of stores and in over ten languages. The Acquisition adds an enterprise-class loyalty management platform to the Company’s expanding shopper marketing, receipt processing and rebate solutions portfolio. In addition to expanding its portfolio, the Acquisition gives the Company an immediate presence in Europe and a talented development team based in Ireland to complement its existing development teams in India and the US. The Company has been working to integrate its receipt and image validation capabilities to further enhance the value of the platform. This Acquisition is a strategic fit since it gives the Company a very strong enterprise class offering in the loyalty market and simultaneously expands the Company’s geographic footprint. It also allows the Company to bring this technology to its existing clients and to also give the Company a new proposition in the retail and retail-related markets which have not been a focus to date. There is opportunity for the Company to expand its work with consumer brands from offers, promotions and rebates into a new breed of evergreen/ongoing loyalty programs. At present, the majority of loyalty solutions in the market require cumbersome point-of-sale integration or printed codes on pack or custom app-based solutions. With this Acquisition the Company will pioneer a new generation of loyalty programs by leveraging its receipt-processing solution to deploy turnkey loyalty programs without costly and time-consuming implementations. Brands will be able to deploy sophisticated loyalty programs simply by asking users to snap and send a picture of their purchase receipt without the need of building costly web infrastructure or integrating with retailer POS systems. In addition they can add social media elements, retailer customizations and location-based activations to their programs to drive engagement and sales.

The fair value of the consideration to Swiss Post was estimated as follows:

Estimated purchase price based on initial cash payment CHF 240,840 on acquisition and future maximum additional payment CHF 841,700	$1,170,088

Net assets of Swiss Post Ireland acquired (as indicated below)	(256,395)

Unallocated Purchase Price(1)	$913,693

(1)The Unallocated Purchase Price includes the deemed value of Swiss Post Ireland’s technology and any goodwill.

The fair value of the net assets of Swiss Post Ireland prior to closing was as follows:

Cash	$69,300
Receivables	276,443
Prepaid expenses	13,252
Computer equipment	1,465
Accounts payable and accrued liabilities	(104,065)
$256,395

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

11.

ACQUISITION OF HIP DIGITAL MEDIA

On June 10, 2015, the Company completed the acquisition (the “Hip Acquisition”) of all the issued and outstanding shares of Hip Digital Media Inc., (“Hip Digital”) via a merger of a newly-incorporated subsidiary of Snipp (“Merger Sub”) and Hip Digital as set out in the Merger Agreement (the "Merger Agreement") with Hip Digital dated May 31, 2015, and as amended on June 8, 2015. On closing, the Company is to make a payment of $100 and issue 3,789,906 common shares of Snipp to Hip Digital shareholders. In addition, the Company will issue to Hip Digital shareholders up to a maximum of 6,737,610 performance shares of Snipp (the “Performance Shares”), subject to Hip Digital meeting certain financial targets during the period beginning on June 10, 2015 and ending on March 31, 2016 (the “Performance Period”). If Hip Digital revenue during the Performance Period is below the financial targets as indicated in the Merger Agreement, the amount of Performance Shares issuable will be adjusted proportionately downwards. An earn-out payment (the “Earn-Out Payment”) may be made to the Hip Digital shareholders based on the financial performance of Hip Digital during the period beginning on June 10, 2015 and ending on December 31,2015 (the “Earn-Out Period”) if Hip Digital revenue during the Earn-Out Period is greater than $8.5 million. The Merger Agreement provides that Snipp will pay the Hip Digital shareholders, in cash, 50% of every dollar of actual total revenue that is above $8.5 million during the Earn-Out Period. No Earn-Out Payment will be made unless actual total revenue is greater than $8.5 million and there will be no cap on the Earn-Out Payment. Further, Snipp, Hip Digital and an advisor of Hip Digital (the “Advisor”) entered into a settlement agreement (the “Advisory Settlement Agreement”) that provides for the issuance of 456,066 common shares of Snipp to the Advisor in satisfaction of $300,000 owing from Hip Digital to the Advisor. The issuance of these 456,066 shares is also tied to the same financial targets as the Performance Shares and may be adjusted proportionately downwards as per the terms and conditions disclosed above. In addition, in order to reward and incentivize certain key employees and service providers of Hip Digital (the “Bonus Grantees”), the Company may issue up to 1,938,279 common shares of Snipp, subject to the terms of a bonus grant agreement. The Performance Shares and shares to be issued to the Advisor are re-valued using the Company’s closing share price at each reporting period end with fluctuations in share price resulting in adjustments to the acquisition consideration payable in equity. These fair value changes are recognized through profit and loss.

Hip Digital has built the leading marketing platform that integrates premium digital content such as music, movies, apps and e-books into branded promotions. Hip Digital’s promotions deliver increases in sales and also enable marketers to identify their offline shoppers to build long term relationships. This acquisition is a strategic fit since it gives Snipp a robust rewards solution with technology that is complementary to Snipp’s receipt-processing and loyalty platforms. The acquisition also adds a seasoned sales and marketing team with many years of collective experience in the shopper marketing and promotions space. This acquisition is expected to add to Snipp’s current margins, and could also contribute over C$4,000,000 of profitable revenue in the second half of fiscal 2015 and over C$10,000,000 in fiscal 2016.

The fair value of the consideration to Hip Digital was estimated as follows:

Estimated purchase price based on initial cash payment of $100 and future share issuances	$ 5,663,904
Net liabilities of Hip Digital assumed (as indicated below)	1,288,939
Unallocated Purchase Price (1)	$ 6,952,843

(1) The Unallocated Purchase Price includes the fair value of Hip Digital’s intangible assets (technology and customer relationships) and any goodwill.

The fair value of the net liabilities of Hip Digital prior to closing was as follows:

Cash and cash equivalents	$ 354,477
Receivables	954,469
Prepaid expenses and deposits	178,383
Fixed assets and intangible assets	7,991
Accounts payable and accrued liabilities	(882,951)
Deferred revenue	(1,901,308)
$ (1,288,939)

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

12.

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014

Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-

Transactions not involving cash:
Cash acquired (Note 10)	69,300	-
Cash acquired (Note 11)	354,477	-
Receivables acquired (Note 10)	276,443	-
Receivables acquired (Note 11)	954,469	-
Prepaid expenses acquired (Note 10)	13,252	-
Prepaid expenses acquired (Note 11)	178,383	-
Computer equipment acquired (Note 10)	1,465	-
Computer equipment acquired (Note 11)	7,991	-
Accounts payable and accrued liabilities acquired (Note 10)	104,065	-
Accounts payable and accrued liabilities acquired (Note 11)	882,951	-
Deferred revenue acquired (Note 11)	1,901,308	-
Fair value of financing warrants – derivative liability	1,484,358	146,654
Fair value of acquisition consideration payable in equity (Note 11)	1,351,422	-
Fair value of corporate advisory fee paid in units	415,782	-
Fair value of broker unit options	751,489	-

13.

FINANCIAL INSTRUMENTS

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, HST receivable, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement and the derivative liability is valued using a level 3 fair value measurement.

	June 30, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Fair value through profit and loss – assets	$ 9,379,583	$ 9,379,583	$ 1,529,483	$ 1,529,483
Fair value through profit and loss – liabilities	(129,168)	(129,168)	(1,613,526)	(1,613,526)
Loans and receivables	3,447,760	3,447,760	540,819	540,819
Other financial liabilities	(5,094,640)	(5,094,640)	(1,261,554)	(1,261,554)
	$ 7,603,535	$ 7,603,535	$ (804,788)	$ (804,788)

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

13.

FINANCIAL INSTRUMENTS (cont’d…)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, note receivable and HST receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers, HST due from the Government of Canada, a note receivable and accrued interest due from an unrelated company.  Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At June 30, 2015, the Company had $253,464 (December 31, 2014 - $450,819) in amounts due from customers greater than 90 days and during fiscal 2014 recognized bad debt expense of $42,582 (2013 - $15,000).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations.  Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately $21,000.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, HST receivable and accounts payable and accrued liabilities that are denominated in a foreign currency. As at June 30, 2015, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk high. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $85,000.

SNIPP INTERACTIVE INC.

(formerly Alya Ventures Ltd.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars unless otherwise noted)

June 30, 2015

13.

FINANCIAL INSTRUMENTS (cont’d…)

b)

Foreign currency risk (cont’d…)

The following table summarizes the Company’s exposure to the Canadian currency:

	June 30, 2015	December 31, 2014

Cash and cash equivalents	C$ 10,652,183	C$ 983,952
Accounts receivable	42,604	5,099
HST receivable	46,363	19,752
Accounts payable and accrued liabilities	(351,922)	(46,561)

Total	C$ 10,389,228	C$ 962,242

14.

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has no debt obligations other than deferred revenue, due to related parties and accounts payable and accrued liabilities in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

15.

SUBSEQUENT EVENTS

On July 9, 2015, the Company granted 3,246,000 options to forty one employees/consultants. 3,146,000 of the options are to vest one third on July 9, 2016 and then in additional one third increments every year thereafter until fully vested. 100,000 of the options are fully vested on grant date. The options are to be exercisable at a price of C$0.41 per common share and expire after five years.

On August 13, 2015, the Company granted 705,000 options to twenty one employees/consultants. The options are to vest one third on August 13, 2016 and then in additional one third increments every year thereafter until fully vested. The options are to be exercisable at a price of C$0.41 per common share and expire after five years.